# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CG Oncology, Inc., CIK 0001991792
CUSIP: 156944100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 400 SPECTRUM CENTER DRIVE, SUITE 2040, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 10/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002092021
Persons authorized to receive notices and communications: Kelly Zelezen, Kleinberg, Kaplan, Wolff & Cohen, P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- Seven Fleet Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,515,151; sole dispositive power 0; shared dispositive power 1,515,151; aggregate amount beneficially owned 1,515,151 (1.9% of the class)
- Seven Fleet Capital Management LP (CIK 0002092021): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,515,151; sole dispositive power 0; shared dispositive power 1,515,151; aggregate amount beneficially owned 1,515,151 (1.9% of the class)
- Seven Fleet Capital Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,515,151; sole dispositive power 0; shared dispositive power 1,515,151; aggregate amount beneficially owned 1,515,151 (1.9% of the class)
- Brian Liu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 27,682; shared voting power 1,515,151; sole dispositive power 27,682; shared dispositive power 1,515,151; aggregate amount beneficially owned 1,542,833 (2% of the class)
  Comment: Note to Rows 7 and 9: Dr. Liu has been awarded 39,765 options by the Issuer in consideration for his services as a director of the Company, of which 23,655 are currently vested, 4,027 are unvested but will vest within 60 days of the date hereof, and 12,083 of which are unvested and will not have vested within 60 days of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CG Oncology, Inc.
Address of issuer's principal executive offices: 400 SPECTRUM CENTER DRIVE, SUITE 2040, IRVINE, California (CA), 92618
Comment: The following constitutes Amendment No. 1 to the Schedule 13D previously filed by the undersigned ("Amendment No. 1") with respect to CG Oncology, Inc. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing: This joint statement on Schedule 13D is being filed by Seven Fleet Master Fund LP ("Seven Fleet Master Fund"), Seven Fleet Capital Management LP ("Seven Fleet Management"), Seven Fleet Capital Management GP LLC ("Seven Fleet Management GP" and together with Seven Fleet Master Fund and Seven Fleet Management GP, the "Reporting Entities") and Dr. Brian Liu (the "Reporting Individual"). The Reporting Entities and the Reporting Individual are collectively referred to as the "Reporting Persons."
Residence or business address: The address of the principal business office of each Reporting Person is 960 San Clemente Way, Mountain View CA 94043.
Present principal occupation or employment: The principal business of Seven Fleet Master Fund is acquiring, holding and disposing of investment securities. The principal business of Seven Fleet Management is serving as the investment manager of Seven Fleet Master Fund. The principal business of Seven Fleet Management GP is serving as the general partner of Seven Fleet Management. The principal business of Dr. Liu is serving as the managing member of Seven Fleet Management GP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Seven Fleet Master Fund is a limited partnership organized under the laws of the Cayman Islands. Seven Fleet Management is a limited partnership organized under the laws of the State of Delaware. Seven Fleet Management GP is a limited liability company organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and restated in its entirety as follows:
The Shares held by Seven Fleet Master Fund were purchased with working capital of Seven Fleet Partners LP and contributed to Seven Fleet Master Fund. The aggregate purchase price of the 1,515,151 Shares beneficially owned by Seven Fleet Master Fund is approximately $49,999,983, excluding brokerage commissions. The Shares directly owned by Dr. Liu were granted to Dr. Liu in consideration for his service as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

The Reporting Persons effected an internal restructuring into a master-feeder structure, pursuant to which Seven Fleet Partners LP contributed, for no consideration, all of the 1,515,151 Shares it then held to Seven Fleet Master Fund LP on October 6, 2025 (the "Contribution Date"). Following the Contribution Date, Seven Fleet Partners LP no longer beneficially owns any securities of the Issuer and has ceased to be a reporting person with respect to this Schedule 13D. The restructuring and contribution did not result in any change to Dr. Liu's pecuniary interest in the Shares.

This Amendment is being filed pursuant to Rule 13d-2(a) to reflect material changes in the information previously reported, including (i) the restructuring and contribution described above, which changed the identity of the reporting persons and person-level beneficial ownership, and (ii) a correction to the identity of the investment manager disclosed in the initial Schedule 13D. The initial Schedule 13D incorrectly identified "Seven Fleet Advisors" as a reporting person and as the investment manager. The correct investment manager is Seven Fleet Management, and its general partner is Seven Fleet Management GP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based upon 77,790,414 Shares outstanding, which is the sum of (i) 76,247,581 Shares as of August 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2025, (ii) the 1,515,151 Shares purchased by Seven Fleet Partners LP on September 11, 2025, and (iii) the 27,682 Shares underlying certain options granted to Dr. Liu which are exercisable within 60 days.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Longitude Capital Management Co. LLC (together with its affiliates, "Longitude") and Seven Fleet Management have instituted policies and procedures that may affect the acquisition, holding and disposition of securities held by Seven Fleet. As a result of such policies and procedures, the Reporting Persons and Longitude may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act.
As of the date hereof, based on information provided by or on behalf of Longitude, Longitude may be deemed to be the beneficial owner of 4,662,281 Shares, constituting 6.0% of the number of Shares outstanding (calculated based on the total Shares outstanding as set forth above in this Section 5(a)). Notwithstanding such policies and procedures, the Reporting Persons expressly disclaim such group membership and beneficial ownership over any Shares that they may be deemed to beneficially own by reason of such policies and procedures. This Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 of the Exchange Act or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D, including the notes relating thereto, for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
The Reporting Persons have not entered into any transactions in the Common Stock since the later of (1) the last update to this Schedule 13D or (2) the past sixty days, except as follows:

(i) On October 6, 2025, Seven Fleet Partners LP contributed all of the 1,515,151 Shares held by it to Seven Fleet Master Fund for no consideration.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended to add the following:
On October 28, 2025, 2025, the Reporting Persons entered into an Amended and Restated Joint Filing Agreement in which (a) certain parties were added, and certain other parties were removed, as parties to such Joint Filing Agreement. The Amended and Restated Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex. 99.2 Amended and Restated Joint Filing Agreement to Schedule 13D by and among Seven Fleet Master Fund LP, Seven Fleet Capital Management LP and Dr. Brian Liu.

## Signatures
- Seven Fleet Master Fund LP: /s/ Dr. Brian Liu, Dr. Brian Liu, Managing Member of Seven Fleet Capital Management LP, its Investment Mgr and Seven Fleet Capital Management GP, LLC, its Gen'l Ptr (10/28/2025)
- Seven Fleet Capital Management LP: /s/ Dr. Brian Liu, Dr. Brian Liu , Managing Member of Seven Fleet Capital Management GP, LLC, its General Partner (10/28/2025)
- Seven Fleet Capital Management GP LLC: /s/ Dr. Brian Liu, Dr. Brian Liu , Managing Member (10/28/2025)
- Brian Liu: /s/ Dr. Brian Liu, Dr. Brian Liu (10/28/2025)